UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Appointment of Certain Directors; Appointment of Certain Officers;

Resignation of Officers and Directors

On December 12, 2024, Mr. Li Siu Lun Allan resigned as the Chairman of the Board and Chief Executive Officer of Fenbo Holdings Limited (“Fenbo” or the “Company”) but remains as an Executive Director. On December 12, 2024, the following directors of the board of directors of Fenbo (the “Board”), in their capacities as such, resigned and ceased to be directors of the Company (and any committees of the Board thereof) (collectively, the “Director Resignations”): (1) Li Kin Shing, (2) Lai King Yan (Anthony), (3) Tong Ching Ho (Tony), (4) Wong Siu Keung (Sony), and (5) Meng Derong.

On December 12, 2024, Fu Wai Yip (Freddy) resigned as the Company’s CFO. A new CFO will be appointed soon as a qualified candidate is identified.

None of the officers or directors resigned as a result of any disagreement with Fenbo on any matter relating to its operations, policies, or practices.

Appointment of New Directors

Effective December 12, 2024, the following persons comprise the new board of directors of the Company, and the executive officers:

Name	Title(s)
Huang Hongwu	Chairman, Executive Director, Chief Executive Officer
Wang Xuefei	Executive Director
Wang Zhiyong*	Independent Director – Chairman of Nomination Committee
Wu Qiuxia	Independent Director
Zhang Peng*	Independent Director – Chairman of Audit Committee
Dai Lei*	Independent Director – Chairman of Compensation Committee

*Member of the Nomination, Audit and Compensation Committees

HUANG Hongwu, aged 55, was appointed as the CEO, Chairman and Executive Director of the Company on December 12, 2024. Mr. Huang has over 31 years of experience in corporate management. He has been the executive director of Shenzhen Dana New Material Technology Company Limited, a company manufacturing “Stable Self-cleaning Surface” coating since September 2023. Mr. Huang has been participating in fund investment projects managed by Shenzhen Fuchuan Investment Fund Management Co., Ltd since January 2020. Mr. Huang worked as the CEO, executive director, and legal representative of Kaimao Technology (Shenzhen) Company Limited, a company primarily engaged in the manufacture and sale of PMMA and high-quality glasses, from January 2009 to January 2018. Mr. Huang graduated from Guizhou Institute of Technology in July 1990 with a bachelor’s degree in engineering, majoring in silicate engineering.

WANG Xuefei, aged 49, was appointed as an Executive Director of the Company on December 12, 2024. Ms. Wang has been working in Jiangsu Lianhong Textile Co., Ltd., a wool yarn and woolen sweater manufacturer, since July 1997 and is currently the assistant to the general manager, head of treasury management and warehouse in-charge. She is a certified management accountant in China and serves as the president of Zhangjiagang Live E-commerce Association. Ms. Wang graduated from Southeast University in July 2004 with bachelor’s degree in accounting.

WANG Zhiyong, aged 59, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Wang is the Chairman of the Nomination Committee and a member of the Audit and Compensation Committees. Mr. Wang has been working in Jiangxi Xinsheng Investment Co. Ltd., an investment fund focusing on private and public equity investments, since November 2011 and is currently its deputy general manager. Mr. Wang has more than 15 years of experience in the optical photonics production and managing research and development focused enterprises, especially for setting up new enterprises, personnel recruitment and training and intelligent manufacturing production management. Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics (formerly known as Nanjing Aviation College) in July 1988 with bachelor’s degree in electronic engineering, with a major in radio communication.

WU Qiuxia, aged 48, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. She has more than 14 years’ experience in corporate management especially in areas of finance, human resources, and office administration. Ms. Wu joined Jiangsu Lianhong Textile Co. Ltd., a wool yarn and woolen sweater manufacturer, in December 1995 and has been the Director of Office since December 2021. Ms. Wu obtained a certificate of township management (financial management) from the Central Radio and Television University in January 2006.

ZHANG Peng, aged 40, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Zhang is the Chairman of the Audit Committee, and a member of the Nomination and Compensation committees. He has been an investment director of Dongguan Juming Electronic Technology Co. Ltd., a company principally engaged in the production of water proven switch and touch switch for mobile phone, since January 2024. Mr. Zhang worked as an investment banker in Guosen Securities Co. Limited from May 2020 to December 2023 and Great Wall Securities Co. Ltd. from July 2017 to April 2020. Mr. Zhang graduated from Jiangxi University of Finance and Economics with a bachelor’s degree in accounting in July 2006 and master’s degree in accounting in January 2009. He has been a non-practicing certified public accountant of The Chinese Institute of Certified Public Accountants since December 2010 and has been a member of Association of Charted Certified Accountants (ACCA) since November 2016.

DAI Lei, aged 36, was appointed as an Independent Non-Executive Director of the Company on December 12, 2024. Mr. Dai is the Chairman of Compensation Committee and a member of the Audit and Nomination Committees. He has worked in Jiangsu Guorui Law Firm since July 2010 and is now the firm’s executive director. He also serves as a member of the Jiangsu County Lawyers Development Committee and the Internet and Digital Economy Committee of Suzhou Lawyers Association. Mr. Dai graduated from the law school of Nanjing University in June 2010 with a bachelor’s degree.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2024	FENBO HOLDINGS LIMITED

/s/ Huang Hongwu
Huang Hongwu
Chief Executive Officer, Chairman and Executive Director